January 24, 2012	TSX - HNC

Hard Creek Nickel Corporation
Amends Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces that it has amended the terms of the non-brokered private placement previously announced January 9, 2012 of 5.6 Million Units at a price of Cdn. $0.18 per Unit.

The private placement will be increased to up to 8.4 Million Units from 5.6 Million Units. Each Unit will consist of one common share and one full share purchase warrant. Each warrant is exercisable at $0.25 for two years from the date of closing of the transaction.

All other terms remain the same.

Proceeds of the private placement will be used for general working capital.

The private placement remains subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com